

Rhino Hide Inc

These are forward-looking projections that cannot be guaranteed

2021-2023 Forecast

Original Forecast

Generated August 18, 2020

Revenue

$4M
$3M
$2M
$1M
$0
Jan'21
Feb'21
Mar'21
Apr'21
May'21
June'21
July'21
Aug'21
Sept'21
Oct'21
Nov'21
Dec'21

$80M
$60M
$40M
$20M
$0
2021
2022
2023

Revenue	**2021**	**2022**	**2023**
Certi ed Installer Sales	$5,297,200	$13.4M	$34.8M
Unit Sales	155,800	393,120	1,022,112
Unit Prices	$34	$34	$34
Equipment Sales	$2,480,000	$5,600,000	$5,600,000
Unit Sales	124	280	280
Unit Prices	$20,000	$20,000	$20,000
DIY Sales (Direct)	$1,137,780	$2,940,000	$7,693,000
Unit Sales	23,220	60,000	157,000
Unit Prices	$49	$49	$49
Totals	**$8,914,980**	**$21.9M**	**$48M**

Direct Costs

These are forward-looking projections that cannot be guaranteed



Direct Costs	2021	2022	2023
Rhino Hide per gallon (Certi ed Installer)	$2,337,000	$5,896,800	$15.3M
Rhino Hide per gallon (DIY)	$348,300	$900,000	$2,355,000
Equipment Cost	$744,000	$1,680,000	$1,680,000
Packaging Cost (DIY)	$23,220	$60,000	$157,000
Packaging Cost (Certi ed Installer)	$155,800	$393,120	$1,022,112
Shipping to Warehouse (DIY)	$155,800	$393,120	$1,022,112
Shipping to Warehouse (Certi ed Installer)	$155,800	$393,120	$1,022,112
Totals	**$3,919,920**	**$9,716,160**	**$22.6M**



Expenses

These are forward-looking projections that cannot be guaranteed

$80K
$60K
$40K
$20K
$0
Jan'21
Feb'21
Mar'21
Apr'21
May'21
June'21
July'21
Aug'21
Sept'21
Oct'21
Nov'21
Dec'21

$2M
$1.5M
$1M
$500K
$0
2021
2022
2023

Expenses	**2021**	**2022**	**2023**
Rent	$108,240	$240,000	$240,000
Office	$34,000	$34,000	$34,000
Services	$38,000	$38,000	$38,000
Marketing	$132,000	$561,600	$1,500,000
Totals	**$312,240**	**$873,600**	**$1,812,000**

Projected Pro t & Loss (1 of 2)

These are forward-looking projections that cannot be guaranteed

Net pro t in 2021



Net pro t by year



Projected Pro t & Loss	2021	2022	2023
Revenue	**$8,914,980**	**$21.9M**	**$48M**
Certi ed Installer Sales	$5,297,200	$13.4M	$34.8M
Unit Sales	155,800	393,120	1,022,112
Unit Prices	$34	$34	$34
Equipment Sales	$2,480,000	$5,600,000	$5,600,000
Unit Sales	124	280	280
Unit Prices	$20,000	$20,000	$20,000
DIY Sales (Direct)	$1,137,780	$2,940,000	$7,693,000
Unit Sales	23,220	60,000	157,000
Unit Prices	$49	$49	$49
Direct Costs	**$3,919,920**	**$9,716,160**	**$22.6M**
Rhino Hide per gallon (Certi ed Installer)	$2,337,000	$5,896,800	$15.3M
Rhino Hide per gallon (DIY)	$348,300	$900,000	$2,355,000
Equipment Cost	$744,000	$1,680,000	$1,680,000
Packaging Cost (DIY)	$23,220	$60,000	$157,000
Packaging Cost (Certi ed Installer)	$155,800	$393,120	$1,022,112
Shipping to Warehouse (DIY)	$155,800	$393,120	$1,022,112
Shipping to Warehouse (Certi ed Installer)	$155,800	$393,120	$1,022,112
Gross Margin	$4,995,060	$12.2M	$25.5M
Gross Margin %	56%	56%	53%
Operating Expenses	**$951,659**	**$1,836,000**	**$2,774,400**
Salaries & Wages	$532,849	$802,000	$802,000
CEO	$132,000	$132,000	$132,000
Marketing Rep 1 (0.97)	$36,667	$40,000	$40,000
Marketing Rep 2 (0.83)	$20,002	$40,000	$40,000

continued on next page...

Projected Pro t & Loss (2 of 2)

These are forward-looking projections that cannot be guaranteed

...continued from previous page

Projected Pro t & Loss	**2021**	**2022**	**2023**
Sales Rep 1 (0.94)	$50,000	$60,000	$60,000
Sales Rep 2 (0.83)	$30,000	$60,000	$60,000
Customer Service Rep 1 (0.94)	$33,334	$40,000	$40,000
Customer Service Rep 2 (0.83)	$20,002	$40,000	$40,000
Customer Service Rep 3 (0.78)	$13,336	$40,000	$40,000
Accountant/O ce Manager (0.94)	$50,000	$60,000	$60,000
Buyer/Planner (0.89)	$26,668	$40,000	$40,000
Chemist (0.81)	$50,000	$120,000	$120,000
Ful llment Manager (0.92)	$37,502	$50,000	$50,000
Ful llment Specialist 1 (0.83)	$20,002	$40,000	$40,000
Ful llment Specialist 2 (0.78)	$13,336	$40,000	$40,000
Employee Related Expenses	$106,570	$160,400	$160,400
Rent	$108,240	$240,000	$240,000
O ce	$34,000	$34,000	$34,000
Services	$38,000	$38,000	$38,000
Marketing	$132,000	$561,600	$1,500,000
Operating Income	**$4,043,401**	**$10.4M**	**$22.7M**
Income Taxes	$808,680	$2,070,784	$4,536,079
Total Expenses	$5,680,259	$13.6M	$29.9M
Net Pro t	$3,234,721	$8,283,136	$18.1M
Net Pro t %	**36%**	**38%**	**38%**